UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               SOLAR GROUP, INC.
                 (Name of Small Business Issuer in its Charter)

            Nevada                                          85-0290243
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

     5135 Golf Road                                 Skokie, Illinois 60077
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, (847) 853-1000

Securities to be registered under Section 12(b) of the Act:

          Title of each class             Name of each exchange on which
          to be so registered               each class to be registered

          ___________________             _______________________________

          ___________________             _______________________________


Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
                                (Title of class)



                     ______________________________________
                                (Title of class)

PART I.

1. DESCRIPTION OF BUSINESS.

Solar Group, Inc. (the "Company") was incorporated under the laws of the State of Nevada on February 8, 1984 under the name Solar Age Industries, Inc. The Company's principal business activity was the manufacture and sale of solar air and water heating devices. As of January, 1986, the federal energy credits and most state energy credits expired which severely impacted on the Company's ability to market its products, resulting in a substantial loss to the Company for the first two calendar quarters of 1986. The Company attempted to diversify its operation, but because of the continuing substantial financial loses sustained by the Company, it was forced to file a Chapter 11 petition under the Bankruptcy Code District of New Mexico. In late 1987, the Company filed its plan of reorganization, which was approved by the Bankruptcy Court. Following distribution to its creditors under the terms of the plan and consummation of the plan, the bankruptcy case was subsequently closed. Although the Company continued to market its products, the Company did not attain the commercial success for its products and, subsequently, ceased operations. The Company has been dormant. In July 1998, pursuant to an Agreement and Plan of Reorganization and, as a result of a reverse merger, the Company has acquired through its wholly owned subsidiary SGI Capital, Inc. an Illinois corporation, a majority ownership of ninety percent of JSC NBM Stroyservice ("NBM"), Russian limited liability company, which is a real estate development and construction company based in Moscow, Russia. New management has assumed control of the Company's business activities. Shortly after the merger, the Company was unable to develop its operation, due to deteriorating economic conditions in Russia and the inability of NBM to provide audited financial statements for the fiscal year ended as of June 30, 1999 in accordance with the U.S. General Accepted Accounting Principals, the Company was forced to rescind the Agreement and Plan of Reorganization. Pursuant to an Agreement to Rescind the Agreement and Plan of Reorganization dated September 27, 1999, the Company has returned to the status quo ante just immediately prior to the effectuation of the Agreement and Plan of Reorganization. The Company currently has no operation but is seeking to acquire an ongoing business. No assurance can be given that any new business will ever occur.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION.

The Company has had no revenues from operations in each of the last two fiscal years. During the last fiscal year ended June 30, 1999 the Company incurred net losses of $622,054. As of June 30, 1999, the Company's loses accumulated from inception totaled $1,677,873. These factors, among others, raise substantial doubt that the Company may be able to continue as a going concern for a reasonable period of time unless the Company's management will be able to raise additional equity capital so that the Company can purchase an ongoing business. The Company plans to look for business opportunities. In the last two years, the Company has financed its operations primarily with the proceeds it borrowed form the investors and the Company's management. The Company intends to continue its borrowings to fund expenditures. The Company intends to raise additional equity capital to be able to fund its future growth. There can be no assurance that the Company will be in a position to borrow funds from the investors and/or the Company's management at such times, as they are required. Additionally, there can be no assurance that the Company will be able to raise additional equity capital to purchase an ongoing business. The Company's management believes the Company has historically been able to cover its expenses, however no assurance can be given that the Company will continue to be able to meet the Company's cash requirements over the next twelve months. The Company believes that this form contains forward-looking statements, including statements regarding among other items, the Company's future plans and growth strategies. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially form these forward-looking statements as a result of certain factors, including, among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this form will in fact transpire or prove to be accurate.

3. DESCRIPTION OF PROPERTY.

There is no property owned by the Company.

4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.



Title of class           Name and address of beneficial     Amount and nature of    Percent of
                                    owner                     beneficial owner         class
     (1)                             (2)                            (3)                 (4)

Common Stock             Leon Leibovich,                      6,000,000 shares,         85.3%
                         276 Park Avenue,                     Director &  Chief
                         Highland Park, IL 60035              Executive Officer



5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Leon Leibovich, 50, is the Company's Chief Executive Officer and Chairman of the Board. Mr. Leibovich business experience includes corporate management, marketing, strategic planning and business development. He has also been the Chairman and CEO of privately held Illinois corporations Lerox Productions, Inc. and Palcan Group, Inc., since 1981 and 1988 respectively. He maintains a 100% ownership of each of these corporations. Mr. Leibovich has experience in such diverse industries as technology, communications, media, information and others. He holds Master Degrees in Management Science and Applied Mathematics from the University of St. Petersburg, he is a member of a number of Professional Associations, including Chicago Chamber of Commerce, "Who's Who for Professionals and Executives", Chicago Sister Cities International Committee, etc.

The Company intends to fill the vacancies on the Board of Directors at the next shareholders meeting scheduled in June 2000, although no assurance can be given that such meeting will take place.

6. EXECUTIVE COMPENSATION.

There was no executive compensation awarded to any executive officers and/or any director of the Company. A liability was accrued for the operations of the Company by Mr. Leibovich, the Company's Chief Executive Officer.

7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company as of August 1998 borrowed $128,000 and $6,000 at an annual interest rate of 9.5% from investors and its Chief Executive Officer, respectively. The amounts were due on February 1, 2000. On February 3, 2000, the notes were converted to the 6,000,000 shares of common stock. The Company has an accrued liability for the amount of $420,000 for management services of Leon Leibovich, the Company's Chief Executive Officer in fiscal year ended June 30, 1999.

8. DESCRIPTION OF SECURITIES.

The Company's authorized capital consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. None of the preferred stock is outstanding. The Company has 50,000,000 shares of authorized common stock par value $.01 share, of which 7,027,647 shares are issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meeting of the shareholders. The holders of Common Stock (i) have equal ratable rights to dividends form funds legally available therefor, when, as and if declared by the Board of Directors of the Company, (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company, (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto, and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the right of the holders of any series of preferred stock that may be issued in the future, including voting, dividend, and liquidation rights. The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. As a result Mr. Leibovich, the Company's CEO will be able to effectively control the Company to the exclusion of all shareholders.

The Company's Board of Directors has the authority to issue 1,000,000 shares of Preferred Stock, $.01 par value, none of which is issued and outstanding, in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and qualifications, limitations or restrictions thereof, if any including the number of shares in such series (which the Board may increase or decrease as permitted by Nevada law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock.

PART II.

1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTER.

The Company's Common Stock has been quoted on the OTC Bulletin Board since January 1999. Prior to that for several years there was no quotations for the company's common stock. Quotes may not be deemed to be accurate due to the fact that there has never been an active market. Even after January 1999 no active market was generated and there may have been sporadic quotes of bid and ask prices by a relatively few market makers. In addition, the price of the shares of Common Stock may trigger the necessity for broker to comply with the "penny stock" rules, which will further impact on any active trading of the shares of the Company. The following is a schedule of some of the quotes for the Company's shares:


First Quarter of 1999
---------------------
52wk High 3.25 Low 0.625 Bid 2.75  Ask 3.25

Second Quarter of 1999
----------------------
52wk High 5.25 Low 0.125 Bid 2.5   Ask 3.75

Third Quarter of 1999
---------------------
52wk High 5.25 Low 0.125 Bid 0.875 Ask 1.125

Fourth Quarter of 1999
----------------------
52wk High 5.25 Low 0.125 Bid 0.125 Ask 0.875

The Company has never declared any dividends and may never do so. In addition the Company has not held any shareholders meeting for several years. The Company is anticipating having shareholders meeting in the year 2000, but there is no assurance that such meeting will take place. Any action taken since July 1998 has been done by written consent of the shareholders holding a majority of the shares of stock of the Company. There are approximately 525 shareholders of the shares of the Company's common stock.

2. LEGAL PROCEEDINGS.

The Company is not a party to any legal proceeding. The Company is not aware of any legal matters threatened or otherwise against it.

3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company retained the accounting firm of Hansen, Barnett & Maxwell ("HBM"). HBM has conducted an audit of the Company and has prepared certified financial statements, which are incorporated herein. There is no disagreement with the Accountants and the Company.

4. RECENT SALES OF UNREGISTERED SECURITIES.

In July 1998 the Company issued 20,000 shares of stock to Reva Enterprises in settlement of an obligation owed by the Company. These shares were issued pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act") as well as other provisions for exemptions thereunder. The shares issued provide for a restrictive legend on any stock certified issued for said shares. In January 1999 the Company issued 30,000 shares of stock to Cary Grant in part payment of certain services rendered to the Company. The shares also were issued to under the same exemptions above and also bear a restrictive legend.

In February 2000, the Company issued 6,000,000 shares of stock to Leon Leibovich in lieu of payment due for the promissory note. The shares also were issued to under the same exemptions above and also bear a restrictive legend.

5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation of the Company provide for indemnification for the Directors and Officers of the Company as follows:

To indemnify any person made a party to any action, suit, or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company, or of any corporation which he served in such capacity at the request of the Company, against the reasonable expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense of the action, suit, or proceeding, or in connection with any appeal of it, and to reimburse any such person any amount paid upon any such action, suit, or proceeding; but to make no indemnification or reimbursement in relation to matters as to which shall be finally adjudged in this action, suit, or proceeding that the director, officer, or employee is liable for gross negligence or willful misconduct in the performance of duly to the Company.
Right to Indemnification. The Company shall indemnify and person made a party to any action, suit or proceeding, whether civil or criminal, by reason of the fact that he, his testator, or intestate, is or was a director, officer, or employee of the Company, or any corporation which he served in such capacity at the request of the Company, against the reasonable expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense of the action, suit or proceeding or in connection with any appeal. The right to indemnification conferred by this section shall not restrict the power of the Company to make any indemnification permitted by law.

In addition the Nevada Revised Status also make provision for indemnification of Directors and Officers.

PART III.

ITEM 1. INDEX TO EXHIBITS

(a) Index

(2) i. Agreement and Plan of Reorganization

   ii. Agreement to Rescind Agreement and Plan of Reorganization

(3) i. Articles of Incorporation, with Amendments

   ii. By-laws

(27) Financial Data Schedule, Certified Financial Statements for the fiscal year ended June 30, 1999 and for the fiscal years ended June 30, 1998 and 1997, respectively.

SANFORD H. FEIBUSCH
CERTIFIED PUBLIC ACCOUNTANT
                                                            9 CARPENTER COURT
                                                          MONSEY, NEW YORK 10952
                                                               914-368-2397
                                                             FAX 914-368-4110

                         INDEPENDENT AUDITOR'S REPORT


Board of Directors
Solar Age Industries, Inc.


       I have audited the accompanying balance sheet of Solar Age Industries, Inc., as of June 30, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years ended June 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solar Age Industries, Inc. at June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended June 30, 1998, in conformity with generally accepted accounting principles.

       The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 1 and 4, the Company ceased its prior operations and needs additional equity in order to acquire a new business or start up operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. Management's plan with regard to these matters are described in Note 4. These Financial Statements do not include any adjustments that might result.


/s/ Sanford H. Feibusch

Monsey, New York
July 7, 1998

                           SOLAR AGE INDUSTRIES, INC.
                                  BALANCE SHEET
                             JUNE 30, 1998 AND 1997

                                     ASSETS

                                                               1997                1998
                                                           -----------         -----------
ASSETS:
Investments                                                $         1         $        --
                                                           -----------         -----------

       Total Assets                                        $         1         $        --
                                                           -----------         ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts Payable                                                15,075              16,875
Note Payable                                                   162,706                  --
                                                           -----------         -----------
      Total Current Liabilities                                177,781              16,875
                                                           -----------         -----------

STOCKHOLDERS' DEFICIT:

Preferred Stock, $.01 par value
  authorized 1,000,000 shares;
  none issued
Common Stock, $,01 par value
  authorized 9,000,000 shares;
  issued and outstanding 5,375,000                              53,750              53,750
Additional Paid-In Capital                                     974,094             974,094
Retained Deficit                                            (1,205,624)         (1,044,719)
                                                           -----------         -----------
      Total Stockholders' Deficit                             (177,780)            (16,875)
                                                           -----------         -----------
      Total Liabilities & Stockholders' Deficit            $         1         $        --
                                                           ===========         ===========

The accompanying notes are an integral part of these Financial Statements.

                           SOLAR AGE INDUSTRIES, INC.
                            INCOME STATEMENT FOR THE
                    YEARS ENDED JUNE 30, 1998, 1997, AND 1996

                                             1996                1997                1998
                                         -----------         -----------         -----------
REVENUE:

Settlement of Indebtedness               $        --         $        --         $   162,075
                                         -----------         -----------         -----------

Expenses                                       1,800               1,800               1,800
                                         -----------         -----------         -----------

Net Income (Loss)                             (1,800)             (1,800)            160,275
                                         ===========         ===========         ===========

Earning Per Share                        $        --         $        --         $       .03
                                         ===========         ===========         ===========

Weight Average Shares Outstanding          5,375,000           5,375,000           5,375,000
                                         -----------         -----------         -----------


                           SOLAR AGE INDUSTRIES, INC.
                         STATEMENT OF CASH FLOWS FOR THE
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                             1996                1997                1998
                                         -----------         -----------         -----------
CASH FLOW FROM OPERATING ACTIVITIES:

Net Income (Loss)                        $    (1,800)             (1,800)            160,275
Adjustments to reconcile Net Income
  (Loss) to Net Cash Flow used in
  Operating Activities:
   Gain, Settlement of Debt                        --                  --            (162,706)
Change in Operating Assets
  and Liabilities                              1,800               1,800               1,800
                                         -----------         -----------         -----------
Net Cash Flows from Operating Activities $        --         $        --         $        --
                                         ===========         ===========         ===========

The accompanying notes are an integral part of these Financial Statements.

                           SOLAR AGE INDUSTRIES, INC.
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                FOR THE YEARS ENDED JUNE 30, 1998, 1997, AND 1996



                                    Common Stock
                                    ------------            Additional       Retained      Stockholders'
                               Shares          Amount         Paid-In         Deficit         Deficit
                            -----------     -----------     -----------     -----------      -----------
Balance-July 1, 1995          5,375,000     $    53,750         974,094     $(1,202,024)     $  (174,180)
Net Income -
  June 30, 1996                      --              --              --          (1,800)          (1,800)
                            -----------     -----------     -----------     -----------      -----------
Balance-July 30, 1996         5,375,000          53,750         974,094      (1,203,824)        (175,980)
Net Income -
  June 30, 1997                      --              --              --          (1,800)          (1,800)
                            -----------     -----------     -----------     -----------      -----------
Balance-June 30, 1997         5,375,000          53,750         974,094      (1,205,624)        (177,780)
Net Income -
  June 30, 1998                      --              --              --         162,075          160,275
                            -----------     -----------     -----------     -----------      -----------
Balance-June 30, 1998         5,375,000     $    53,750     $   974,094     $(1,044,719)     $   (16,875)
                            ===========     ===========     ===========     ===========      ===========


The accompanying notes are an integral part of these Financial Statements.

                            SOLAR AGE INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INCOME TAXES

There were no provisions for income taxes in 1998, 1997, and 1996, due to the Company's net utilization of a loss carryforward in 1998, as well as a deferred tax asset valuation allowance. As of June 30, 1998, the Company had a deferred tax assets of approximately $350,000 generated from net operating loss carryforwards of $1,028,000. Such carryforwards expire in 2002 and 2003, and are subject to limitation under the Internal Revenue Code of 1986, as amended. A valuation allowance equal to the deferred tax asset recognized has been recorded, as it was determined that more likely than not, the deferred tax asset will not be realized. During the year ended June 30, 1998, the valuation allowance decreased by approximately $55,300.


NOTE 3 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non Cash Investing and Financial Activities:       1998        1997        1996
                                                   ----        ----        ----
Reduction of Note Payable in Settlement
  of Outstanding Debt                              $162,706       -           -


NOTE 4 - GOING CONCERN

Management of the Company is seeking additional equity capital so that they can either purchase an ongoing business for cash, or acquire an ongoing business with common stock. If they are unable to accomplish this, there is substantial doubt about the Company's ability to continue as a going concern.

        HANSEN, BARNETT & MAXWELL
        A Professional Corporation
      CERTIFIED PUBLIC ACCOUNTANTS
                                                         (801) 532-2200
    MEMBER OF AICPA DIVISION OF FIRMS                   Fax (801) 532-7944
             MEMBER OF SECPS                       345 East 300 South, Suite 200
MEMBER OF SUMMIT INTERNATIONAL ASSOCIATES        Salt Lake City, Utah 84111-2693


January 12, 2000

To the Board of Directors and Management
Solar Group, Inc.

We have audited the financial statements of Solar Group, Inc for the year ended June 30, 1999 and have issued our report thereon dated January 3, 2000 Professional standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

As stated in our engagement letter dated December 2, 1999, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with generally accepted accounting principles. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

As part of our audit, we considered the internal control structure of Solar Group, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure.

SIGNIFICANT ACCOUNTING POLICIES

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Solar Group, Inc. are described in Note 1 to the financial statements.

ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were estimated useful lives of property and equipment and depreciation methods used.

SIGNIFICANT AUDIT ADJUSTMENTS

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures.

HANSEN, BARNETT & MAXWELL
--------------------------------------------------------------------------------
Page 2

Significant audit adjustments for 1999 included the following:

1. Reclassification of $16,875 which was recorded as an extraordinary gain on extinguishment of debt. Our audit procedures indicated that this debt had been satisfied with cash and stock issued to the vendor. We reclassified $7,500 that had been recorded as consulting expense as a payment against this liability and we recorded the issuance of 20,000 shares of common stock to satisfy the remaining $9,375.

2. We also recorded the issuance of 30,000 shares of stock issued to satisfy a $15,000 liability for consulting services. We recorded an increase in common stock of $300, and increase in paid in capital of $14,700 and a corresponding increase in expense of $15,000.

3. We recorded a prior period adjustment for $11,100 of expenses relating to legal and consulting fees that should have been accrued in the prior period.

4. Reclassification of $128,000 from common stock and paid in capital to Notes Payable. Our audit procedures indicated that these amounts were loans rather then capital contributions as evidenced by the Board Consent dated July 17, 1998 and the promissory notes relating to these amounts dated the same day. In addition, we recorded accrued interest in the amount of $11,756 on these notes as per the stated interest rate in the promissory note.

DISAGREEMENTS WITH MANAGEMENT

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We encountered no significant difficulties in dealing with management in performing the audit.

USE OF FINANCIAL STATEMENTS

Please be aware that if the Company desires to submit registration statements with the SEC, the financial statement presentation will need to be modified to include the activities of prior years. If this is the case either the prior years' activities will need to be reaudited by us or the predecessor auditor will be required to reissue his audit report in which case we will need to revise our report to make reference to the predecessor auditor's report.

In addition, if the Company is deemed to be in the development stage, the SEC will require the income statement, cash flow statement, and statement of stockholder's equity to be presented from inception of the development stage through the most current balance sheet date.

This information is intended solely for the use of the Board of Directors and management of International Automated Systems, Inc. and should not be used for any other purpose.

                                     Sincerely,

                                     HANSEN, BARNETT & MAXWELL


                                     /s/ Robert K. Bowen
                                     Robert K. Bowen, CPA

                               SOLAR GROUP, INC.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                       AND
                              FINANCIAL STATEMENTS




                                 JUNE 30, 1999



                           HANSEN, BARNETT & MAXWELL

                           A Professional Corporation
                          CERTIFIED PUBLIC ACCOUNTANTS

                                SOLAR GROUP, INC.


                               TABLE OF CONTENTS
                                                                           PAGE

Report of Independent Certified Public Accountants                           1

Financial Statements

     Balance Sheet - June 30, 1999                                           2

     Statement of Operations for the Year Ended June 30, 1999                3

     Statement of Stockholders' Equity (Deficit) for the Year
       Ended June 30, 1999                                                   4

     Statement of Cash Flows for the Year Ended June 30, 1999                5

Notes to the Financial Statements                                            6

        HANSEN, BARNETT & MAXWELL
        A Professional Corporation
      CERTIFIED PUBLIC ACCOUNTANTS
                                                         (801) 532-2200
    MEMBER OF AICPA DIVISION OF FIRMS                   Fax (801) 532-7944
             MEMBER OF SECPS                       345 East 300 South, Suite 200
MEMBER OF SUMMIT INTERNATIONAL ASSOCIATES        Salt Lake City, Utah 84111-2693



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Solar Group, Inc.

We have audited the accompanying balance sheet of Solar Group, Inc. as of June 30, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Solar Group, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has ceased operations and is seeking additional equity capital. As discussed in Note 1 to the financial statements, the Company's current operating loss and its total accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                   /s/ HANSEN, BARNETT & MAXWELL
                                                       HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 3, 2000

                                SOLAR GROUP, INC.
                                  BALANCE SHEET
                                  JUNE 30, 1999

                                   ASSETS

CURRENT ASSETS
    Related Party Receivable                               $       267
                                                           -----------
TOTAL CURRENT ASSETS                                       $       267
                                                           ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                            60,165
    Accrued liabilities                                        431,756
    Short term notes payable                                   128,000
    Related party payable                                        6,000
                                                           -----------
        TOTAL CURRENT LIABILITIES                              625,921
                                                           -----------
STOCKHOLDERS' EQUITY
    Common stock - par value $0.01 per share;
      50 million shares authorized; 1,027,647 shares
      issued and outstanding                                    10,276
    Additional paid in capital                               1,041,943
    Accumulated deficit                                     (1,677,873)
                                                           -----------
    TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                      (625,654)
                                                           -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $       267
                                                           ===========

   The accompanying notes are an integral part of these financial statements.

                                SOLAR GROUP, INC.
                             STATEMENT OF OPERATIONS
                         FOR THE YEAR ENDED JUNE 30,1999

REVENUES                                                            $        --

GENERAL AND ADMINISTRATIVE EXPENSES                                     610,298
                                                                    -----------
LOSS FROM OPERATIONS                                                   (610,298)
OTHER INCOME (EXPENSE)
    Interest expense                                                    (11,756)
                                                                    -----------
NET LOSS                                                            $  (622,054)
                                                                    ===========
BASIC AND DILUTED LOSS PER SHARE                                    $     (0.62)
                                                                    ===========
WEIGHTED AVERAGE SHARES                                               1,009,894
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                                SOLAR GROUP, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FOR THE YEAR ENDED JUNE 30,1999

                                         COMMON STOCK             ADDITIONAL
                                 ---------------------------       PAID-IN      ACCUMULATED         TOTAL
                                    SHARES          AMOUNT         CAPITAL        DEFICIT           EQUITY
                                 -----------     -----------     -----------     -----------      -----------
BALANCE - JUNE 30, 1998
 AS PREVIOUSLY STATED                977,636     $     9,776     $ 1,018,068     $(1,044,719)     $   (16,875)

Prior period adjustment                   --              --              --         (11,100)         (11,100)
                                 -----------     -----------     -----------     -----------      -----------
BALANCE - JUNE 30, 1998              977,636           9,776       1,018,068      (1,055,819)         (27,975)

July 9, 1998 shares issued
  for debt; $0.47 per share           20,000             200           9,175           9,375

January 26, 1999 shares
  issued for services; $0.50
  per share                           30,000             300          14,700              --           15,000
Net loss for the year
  ended June 30, 1999                     --              --              --        (622,054)        (622,054)
                                 -----------     -----------     -----------     -----------      -----------
BALANCE - JUNE 30, 1999            1,027,636     $    10,276     $ 1,041,943     $(1,677,873)     $  (625,654)
                                 ===========     ===========     ===========     ===========      ===========

   The accompanying, notes are an integral part of these financial statements.

                               SOLAR GROUP, INC.
                            STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30,1999



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                          $(622,054)
    Stock issued for services                                            15,000
    Changes in current assets and liabilities:
        Accounts payable                                                 41,565
        Accrued liabilities                                             431,756
                                                                      ---------
        NET CASH FROM OPERATING ACTIVITIES                             (133,733)
                                                                      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Increase in receivable from related party                              (267)
                                                                      ---------
        NET CASH FROM INVESTING ACTIVITIES                                 (267)
                                                                      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of notes payable                             128,000
    Proceeds from issuance of related party notes                         6,000
                                                                      ---------
        NET CASH FROM FINANCING ACTIVITIES                              134,000
                                                                      ---------

NET INCREASE (DECREASE) IN CASH                                              --

CASH - JUNE 30, 1998                                                         --
                                                                      ---------

CASH - JUNE 30, 1999                                                  $      --
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

                                SOLAR GROUP, INC
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - SOLAR Group, Inc was incorporated under the laws of the State of Nevada in February 1984, as a subsidiary of Solar Age Manufacturing Corp. In August 1984, Solar Age Manufacturing Corp. and its subsidiaries were merged into Solar Age Industries, Inc. The companies principle business activity was the manufacture and sale of solar air and water heating devices. As of January 1,1986, the federal energy credits and most state credits expired which severely impacted on the company's ability to market its solar products, resulting in a substantial loss to the company for the first two calender quarters of 1986. The Company attempted to diversify into the manufacture of greenhouses, but because of the continuing, substantial financial losses sustained by the Company, it was forced to file a Chapter 11 petition under the Bankruptcy Code in the United States Bankruptcy Court, District of New Mexico. In late 1987, the company filed its plan of reorganization which was approved by the Bankruptcy Court. Following distribution to the creditors under the terms of the plan and consummation of the plan, the bankruptcy case was subsequently closed. Although the Company continued to market its greenhouse products while in bankruptcy and thereafter, the Company never attained commercial success for its products and, subsequently, ceased operations.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Estimates also affect the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BASIS OF PRESENTATION - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended June 30, 1999 the Company incurred net losses of $622,054. As of June 30, 1999, the Company's losses accumulated from inception totaled $1,677,873. These factors, among others, raise substantial doubt that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair value of financial instruments is not presented because, in Management's opinion, there is no material difference between carrying amounts and estimated fair values of financial instruments as presented in the accompanying balance sheet.

CASH AND CASH EQUIVALENTS - All highly-liquid debt instruments purchased with maturities of three months or less have been considered cash equivalents.

INCOME TAXES - The Company recognizes the amount of income taxes payable or refundable for the current year and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement amounts of certain assets and liabilities and their respective tax bases. Deferred tax assets and deferred liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that uncertainty exists as to whether the deferred tax assets will ultimately be realized.

BASIC LOSS PER COMMON SHARE - Loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period.

NOTE 2--PRIOR PERIOD ADJUSTMENT

In its financial statements for the year ended June 30, 1998 the Company did not record $11,100 in Accounts Payable attributable to legal and consulting fees. Consequently, the Company has restated its 1998 financial statements to record additional Accounts Payable of $11,100 and general and administrative expenses of $11,100 net of tax effect of $0. The effect of this adjustment resulted in an $11,100 increase in accumulated deficit as of June 30, 1999.

NOTE 3--INCOME TAXES

The Company did not have a current or deferred provision for income taxes for the year ended June 30, 1999. The following presents the components of the net deferred tax asset at June 30, 1999:

            BENEFIT OF OPERATING LOSS CARRYFORWARDS     $ 564,792

            LESS: VALUATION ALLOWANCE                    (564,792)
                                                        ---------

            NET DEFERRED TAX ASSET                      $      --
                                                        =========



The valuation allowance increased $211,498 during the year ended June 30, 1999. The Company has net operating loss carryforwards of $1,661,154 that expire, if unused, in years 2002 through 2019.

The following is a reconciliation of the income tax benefit computed at the federal statutory tax rate with the provision for income taxes for the year ended June 30, 1999.

                                                   JUNE 30,
                                                       1999
                                                 ----------
      Income tax benefit at statutory rate (34%) $ (211,498)
                                                 ----------
      Deferred tax valuation allowance change       211,498

      PROVISION FOR INCOME TAXES                 $       --
                                                 ==========

NOTE 4--NOTES PAYABLE

Notes payable at June 30, 1999, consisted of the following:

Notes payable to investors, bearing interest
  at 9.5%; unsecured; due February 2000                          $ 128,000

Note payable to officer bearing interest at
  9.5%; unsecured; due February 2000                                 6,000
                                                                 ---------

     TOTAL                                                       $ 134,000
                                                                 =========

NOTE 5--SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended June 30, 1999, the Company issued 30,000 shares of Common stock and $10,000 of cash in exchange for consulting services valued at $25,000. The company also transferred 20,000 shares of common stock and $7,500 in cash to extinguish accounts payable owing to the transfer agent in the amount of $16,875.

During the year ended June 30, 1999, the Company accrued interest expense of $11,756 and paid $0 in interest.

NOTE 6--RELATED PARTY TRANSACTIONS

As described in Note 4, the company borrowed $128,000 from investors during the year ended June 30, 1999 at an annual interest rate of 9.5%. The amounts are due February 2000. As of June 30, 1999, the Company had not made any payments.

The Company also borrowed $6,000 from its chief executive officer at an annual interest rate of 9.5%. This amount is also due February 2000.

The Company maintained no bank accounts during the year ended June 30, 1999. Deposits were made into and expenses disbursed from an account controlled by a related party. As of June 30, 1999, this related party held $267 belonging to the Company.

                                SOLAR GROUP, INC.
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                     ASSETS
CURRENT ASSETS
              Related Party Receivable                                                  101

                         TOTAL CURRENT ASSETS                                           101

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
              Accounts payable                                                       60,165
              Accrued liabilities                                                   438,121
              Short term notes payable                                              128,000
              Related party payable                                                   6,000

                         TOTAL CURRENT LIABILITIES                                  632,286

STOCKHOLDERS' EQUITY
              Common stock - par value $0.01 per share;
              50 million shares authorized; 1,027,647 shares
              issued and outstanding                                                 10,276
              Additional paid in capital                                          1,041,943
              Accumulated deficit                                                (1,684,404)

                                 TOTAL STOCKHOLDERS' EQUITY (DEFICIT)              (632,185)

                                 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             101

                                SOLAR GROUP, INC.
                             STATEMENT OF OPERATION
                     FOR SIX MONTHS ENDED DECEMBER 31, 1999


REVENUES                                                              $ --

GENERAL AND ADMINISTRATIVE EXPENSES                                    166

LOSS FROM OPERATION                                                   (166)

OTHER INCOME (EXPENSE)
       Interest expense                                             (6,365)

NET LOSS                                                            (6,531)

BASIC AND DILUTED LOSS PER SHARE                                        (0)

WEIGHTED AVERAGE SHARES                                          1,009,894

                                SOLAR GROUP, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                     FOR SIX MONTHS ENDED DECEMBER 31, 1999

                                  COMMON STOCK
                               -------------------        ADDITIONAL         ACCUMULATED       TOTAL
                               Shares       Amount      PAID IN CAPITAL        DEFICIT         EQUITY



BALANCE JUNE 30, 1999         1,027,636      10,276      1,041,943         (1,677,873)      (625,654)




Net loss for six months
ended December 31, 1999                                                        (6,531)        (6,531)

BALANCE DECEMBER 31, 1999     1,027,636      10,276      1,041,943         (1,684,404)      (632,185)

                               SOLAR GROUP, INC.
                             STATEMENT OF CASH FLOWS
                     FOR SIX MONTHS ENDED DECEMBER 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
              Net loss                                                          (6,531)
              Stock issued for services
              Changes in current assets and liabilities:
                                   Accounts payable
                                   Accrued liabilities                           6,365

                                   NET CASH FROM OPERATING ACTIVITIES             (166)

CASH FLOWS FROM INVESTING ACTIVITIES
              Increase in receivable from related party                            101

                                   NET CASH FROM INVESTING ACTIVITIES              101

CASH FLOWS FROM FINANCING ACTIVITIES
              Proceeds from issuance of notes payable
              Proceeds from issuance of related party notes

                                   NET CASH FROM FINANCING ACTIVITIES

NET INCREASE (DECREASE) IN CASH

CASH - JUNE 30, 1999

CASH - DECEMBER 31, 1999

                                SOLAR GROUP, INC.
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1998

                                     ASSETS
CURRENT ASSETS
                Related Party Receivable                                          2,734

                        TOTAL CURRENT ASSETS                                      2,734

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
              Accounts payable                                                   60,165
              Accrued libilities                                                216,365
              Short term notes payable                                          128,000
              Related party payable                                               6,000

                        TOTAL CURRENT LIABILITIES                               410,530

STOCKHOLDERS' EQUITY
              Common stock - par value $0.01 per share;
              50 million shares authorized; 997,647 shares
              issued and outstanding                                              9,976
              Additional paid in capital                                      1,027,243
              Accumulated deficit                                            (1,445,015)

                             TOTAL STOCKHOLDERS' EQUITY (DEFICIT)              (407,796)

                             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           2,734

                                SOLAR GROUP, INC.
                             STATEMENT OF OPERATION
                     FOR SIX MONTHS ENDED DECEMBER 31, 1998


REVENUES                                                              $ --

GENERAL AND ADMINISTRATIVE EXPENSES                                376,300

LOSS FROM OPERATION                                               (376,300)

OTHER INCOME (EXPENSE)
       Interest expense                                             (6,365)

NET LOSS                                                          (389,196)

BASIC AND DILUTED LOSS PER SHARE                                        (0)

WEIGHTED AVERAGE SHARES                                            996,800

                                SOLAR GROUP, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                     FOR SIX MONTHS ENDED DECEMBER 31, 1998

                                        COMMON STOCK
                                     ------------------        ADDITIONAL        ACCUMULATED       TOTAL
                                     Shares      Amount      PAID IN CAPITAL       DEFICIT         EQUITY



BALANCE JUNE 30, 1998                977,636      9,776       1,018,068         (1,055,819)       (27,975)

July 9, 1998 shares issued for
debt; $0.47 per share                 20,000        200           9,175                             9,375

Net loss for six months
ended December 31, 1998                                                           (389,196)      (389,196)

BALANCE DECEMBER 31, 1998            997,636      9,976       1,027,243         (1,445,015)      (407,796)

                               SOLAR GROUP, INC.
                             STATEMENT OF CASH FLOWS
                     FOR SIX MONTHS ENDED DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
              Net loss                                                     (389,196)
              Stock issued for services
              Changes in current assets and liabilities:
                           Accounts payable                                  41,565
                           Accrued liabilities                              216,365

                           NET CASH FROM OPERATING ACTIVITIES              (131,266)

CASH FLOWS FROM INVESTING ACTIVITIES
              Increase in receivable from related party                      (2,734)

                           NET CASH FROM INVESTING ACTIVITIES                (2,734)

CASH FLOWS FROM FINANCING ACTIVITIES
              Proceeds from issuance of notes payable                       128,000
              Proceeds from issuance of related party notes                   6,000

                           NET CASH FROM FINANCING ACTIVITIES               134,000

NET INCREASE (DECREASE) IN CASH

CASH - JUNE 30, 1998

CASH - DECEMBER 31, 1998

               SOLAR GROUP, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) FOR SIX MONTHS ENDED DECEMBER 31, 1999


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - SOLAR Group, Inc was incorporated under the laws of the State of Nevada in February 1984, as a subsidiary of Solar Age Manufacturing Corp. In August 1984, Solar Age Manufacturing Corp. and its subsidiaries were merged into Solar Age Industries, Inc. The companies principle business activity was the manufacture and sale of solar air and water heating devices. As of January 1,1986, the federal energy credits and most state credits expired which severely impacted on the company's ability to market its solar products, resulting in a substantial loss to the company for the first two calender quarters of 1986. The Company attempted to diversify into the manufacture of greenhouses, but because of the continuing, substantial financial losses sustained by the Company, it was forced to file a Chapter 11 petition under the Bankruptcy Code in the United States Bankruptcy Court, District of New Mexico. In late 1987, the company filed its plan of reorganization which was approved by the Bankruptcy Court. Following distribution to the creditors under the terms of the plan and consummation of the plan, the bankruptcy case was subsequently closed. Although the Company continued to market its greenhouse products while in bankruptcy and thereafter, the Company never attained commercial success for its products and, subsequently, ceased operations.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Estimates also affect the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BASIS OF PRESENTATION - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During six monts ended December 31, 1999 the Company incurred net losses of $6,531. As of December 31, 1999 , the Company's losses accumulated from inception totaled $1,684,404. These factors, among others, raise substantial doubt that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair value of financial instruments is not presented because, in Management's opinion, there is no material difference between carrying amounts and estimated fair values of financial instruments as presented in the accompanying balance sheet.

CASH AND CASH EQUIVALENTS - All highly-liquid debt instruments purchased with maturities of three months or less have been considered cash equivalents.

INCOME TAXES - The Company recognizes the amount of income taxes payable or refundable for the current year and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement amounts of certain assets and liabilities and their respective tax bases. Deferred tax assets and deferred liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that uncertainty exists as to whether the deferred tax assets will ultimately be realized.

BASIC LOSS PER COMMON SHARE - Loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period.

NOTE 2 NOTES PAYABLE

Notes payable at December 31, 1999, consisted of the following:

Notes payable to investors, bearing interest at 9.5%; unsecured;
     due February, 2000                                                $ 128,000

Note payable to officer bearing interest at 9.5%; unsecured;
     due February, 2000                                                $   6,000

     TOTAL                                                             $ 134,000

NOTE 3 RELATED PARTY TRANSACTIONS

As described in Note 2, the company borrowed $128,000 from investors during the year ended June 30, 1999 at an annual interest rate of 9.5%. The amounts are due February 2000. As of December 31, 1999, the Company had not made any payments. The Company also borrowed $6,000 from its chief executive officer at an annual interest rate of 9.5%. This amount is also due February 2000.

The Company maintained no bank accounts during six months ended December 31, 1999. Deposits were made into and expenses disbursed from an account controlled by a related party. As of December 31, 1999, this related party held $101 belonging to the Company.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2000

                                        Solar Group, Inc.

                                           (Registrant)


                                     By /s/ Leon M. Leibovich
                                        --------------------------
                                           (Signature)

       Leon M. Leibovich, President, Chief Executive Officer and Director